Chicken Soup for the Soul Entertainment, Inc.

132 E. Putnam Avenue, Floor 2W

Cos Cob, Connecticut 06807

(855) 398-0443

October 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

Washington, District of Columbia 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Registration Statement on Form S-3
Originally Filed September 9, 2022
As amended September 27, 2022 and October 4, 2022
File No. 333-267356

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chicken Soup for the Soul Entertainment, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-267356), so that such Registration Statement will become effective at 4:00 p.m. Eastern Time on Wednesday, October 12, 2022, or as soon thereafter as practicable.

Sincerely,

CHICKEN SOUP FOR THE SOUL
ENTERTAINMENT, INC.

By:	/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer